FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2003

Commission File Number – 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Name of Registrant)

7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     [X]          Form 40-F     [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     [   ]          No     [X]

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):

Not applicable.

Table of Contents

(1)	Notice to Stock Exchange, Appointment of Company Secretary, November 3, 2003.

(2)	Press Release, “Dr. Reddy’s receives final approval for AmVazTM (Amlodipine Maleate),” November 3, 2003.

(3)	Press Release, “Dr. Reddy’s Laboratories to present at American Heart Association Scientific Sessions,” November 6, 2003.

(4)	Press Release, “Dr. Reddy’s — South African subsidiary,” November 7, 2003.

(5)	Press Release, “Dr. Reddy’s Announces ANDA Filing for Rabeprazole Sodium,” November 20, 2003.

Dr. Reddy’s Laboratories Ltd. 7-1-27 Ameerpet Hyderabad 500 016 India

Tel: 91 40 2373 1946 Fax: 91 40 2373 1955

www.drreddys.com

The Secretary
Hyderabad Stock Exchange Ltd.
Mumbai Stock Exchange
Ahmedabad Stock Exchange
Calcutta Stock Exchange
Madras Stock Exchange
New York Stock Exchange
National Stock Exchange

Sub: Appointment of Company Secretary

Dear Sir,

The Board of Directors of the Company at its meeting held on October 28, 2003 has appointed Mr. V Viswanath as Company Secretary.

Mr. V Viswanath would act as Compliance Officer of the Company relating to the activities of monitoring the share transfer process and report to the Company’s Board in each meeting; directly liaison with the authorities such as SEBI, Stock Exchanges, Registrar of Companies, etc. and investors with respect to implementation of various clauses, rules, regulations and other directives of such authorities and investor service and complaints of related matter.

The contact details of Mr. V Viswanath are as under:

Phone: 040-23734504
Fax: 040-55511525
Email: viswanathv@drreddys.com

Mr. Santosh Kumar Nair has moved to handle other assignments in the Company.

Kindly take the above information on record.

Thanking you,

Yours faithfully
For Dr. Reddy’s Laboratories Ltd.

V S Vasudevan
Chief Financial Officer

Dr. Reddy’s Laboratories Ltd. 7-1-27 Ameerpet Hyderabad 500 016 India

Tel: 91 40 2373 1946 Fax: 91 40 2373 1955

www.drreddys.com

Dr. Reddy’s receives final approval for AmVazTM (Amlodipine Maleate)

Hyderabad, India, November 3, 2003:

First Indian Pharmaceutical Company to receive FDA approval for a NDA under Sec 505(b)(2) of the Federal Food, Drug and Cosmetics Act

Dr. Reddy’s Laboratories (NYSE:RDY) announced today that the U.S. Food and Drug Administration (FDA) has approved the Company’s NDA for AmVazTM(Amlodipine Maleate). Commenting on the development, GV Prasad, CEO, Dr. Reddy’s Laboratories, said, “the final approval, the first for an Indian Pharmaceutical Company, marks a significant milestone for Dr. Reddy’s, setting the stage for the launch of our first specialty branded product in the United States. We have not made a final decision on the launch date. But we are making all necessary preparations for the launch and are in the process of finalizing a co-promotion partner for AmVazTM(Amlodipine Maleate) in the United States.”

The Company has active development programs on a number of differentiated compounds in major therapeutic categories and expects additional NDA filings during the current fiscal year.

The Company is also preparing to launch Amlodipine Maleate in Europe upon expiration of the Supplementary Protection Certificate in March 2004.

Dr. Reddy’s US product pipeline currently comprises 27 ANDAs, 2 NDAs (including Amlodipine Maleate) and 44 DMFs. Of these ANDAs, 20 were submitted under Paragraph IV. During the current fiscal, the Company expects to file 15-18 ANDAs, 15 DMFs and additional NDAs.

About Dr. Reddy’s

Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of cancer, diabetes, cardiovascular, inflammation and bacterial infection.

Disclaimer

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Contact Information

Media: R Rammohan at rammohanr@drreddys.com or on +91-40-55511620 or
Pratap Antony at pratapa@drreddys.com or on +91-40-55511634.

Investors and Financial Analysts:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-55511532

Dr. Reddy’s Laboratories Ltd. 7-1-27 Ameerpet Hyderabad 500 016 India

Tel: 91 40 2373 1946 Fax: 91 40 2373 1955

www.drreddys.com

Dr. Reddy’s Laboratories to present at American Heart Association Scientific Sessions

Atlanta, US and Hyderabad, November 6, 2003:

An abstract describing preclinical research in Dr. Reddy’s atherosclerosis therapeutics program has been selected for presentation on November 9, 2003 at the annual American Heart Association Scientific Sessions in Orlando, Florida.

Atherosclerosis is a disease in which blood-transporting arteries, which are clogged, cause major cardiovascular complications such as heart attacks and stroke. Current treatment strategies for atherosclerosis are indirect and partially effective.

The presentation by Dr. Reddy’s will describe scientific findings on a new approach to treatment of atherosclerosis. Company scientists through drug discovery research have determined that regulating the expression of a specific protein called perlecan can provide direct protection against this disease. The company’s presentation at this meeting will describe proof of concept experiments which show that controlling expression of perlecan is effective against atherosclerosis in preclinical models of disease.

The American Heart Association Scientific sessions are the premier meetings for presentation of new scientific information on cardiovascular disease and novel therapeutic approaches to cardiovascular disease.

Dr. Reddy’s Laboratories conducts its drug discovery research activities in facilities at Hyderabad and Atlanta and has discovery programs in the areas of metabolic disorders, cardiovascular disease, oncology, anti-infectives and inflammation.

About Dr. Reddy’s

Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on

India, US, Europe and Russia. The Company conducts research in the areas of cancer, diabetes, cardiovascular, inflammation and bacterial infection.

Disclaimer

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Contact Information

Media: Pratap Antony at pratapa@drreddys.com or on +91-40-55511634 or
R Rammohan at rammohanr@drreddys.com or on +91-40-55511620.

Investors and Financial Analysts:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-55511532

Dr. Reddy’s Laboratories Ltd. 7-1-27 Ameerpet Hyderabad 500 016 India

Tel: 91 40 2373 1946 Fax: 91 40 2373 1955

www.drreddys.com

Dr. Reddy’s — South African subsidiary

Hyderabad, India, November 7, 2003:

To offer a range of high quality pharmaceutical products to the South African medical fraternity Dr. Reddy’s Laboratories Limited has launched a South African subsidiary Dr. Reddy’s Laboratories (Proprietary) Limited, South Africa (Dr. Reddy’s SA). The subsidiary has been started with Venturepharm (Proprietary) Limited a member of the J&J Group of companies. Dr. Reddy’s holds 60% and Venturepharm holds 40%.

The company aims to use South Africa as the gateway towards penetrating and establishing a presence in SADEC regions and Sub-Saharan African territories, at the same time developing a significant presence in the South Africa market place.

Dr. Reddy’s SA will act as the Applicant for local registration purposes and will be responsible for distribution, marketing, sales and business development of Dr Reddy’s pipeline and other selected licensed products.

About Dr. Reddy’s

Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of cancer, diabetes, cardiovascular, inflammation and bacterial infection.

Disclaimer

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Contact Information

Media: Pratap Antony at pratapa@drreddys.com or on +91-40-55511634 or
R Rammohan at rammohanr@drreddys.com or on +91-40-55511620.

Investors and Financial Analysts: Nikhil Shah at nikhilshah@drreddys.com or on +91-40-55511532.

Dr. Reddy’s Laboratories Ltd. 7-1-27 Ameerpet Hyderabad 500 016 India

Tel: 91 40 2373 1946 Fax: 91 40 2373 1955

www.drreddys.com

Dr. Reddy’s Announces ANDA Filing for Rabeprazole Sodium

Hyderabad, India, November 20, 2003:

Dr. Reddy’s Laboratories (NYSE:RDY) today announced that the Company had filed an Abbreviated New Drug Application (ANDA) with the United States Food and Drug Administration for Rabeprazole Sodium Delayed-Release tablets, 20 mg, with a Paragraph IV certification on the two Orange Book patents listed for the drug.

Dr. Reddy’s notified Eisai, upon which the latter filed a lawsuit against the Company in the United States District Court for the Southern District of New York alleging patent infringement on the ‘552 patent.

Rabeprazole Sodium is the generic version of Eisai’s Aciphex® and is indicated for the treatment of gastroesophageal reflux disease and duodenal ulcers. The brand had annual sales in the United States of approximately $ 1.2 billion (Source: IMS 2002).

About Dr. Reddy’s

Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven basic research capabilities. The company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of cancer, diabetes, cardiovascular, inflammation and bacterial infection.

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Contact Information

Media:
R. Rammohan at rammohanr@drreddys.com or on +91-40-55511620 or
Pratap Antony at pratapa@drreddys.com or on +91-40-55511634.

Investors and Financial Analysts:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-55511532.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dr. Reddy’s Laboratories Limited

(Registrant)

Date: December 10, 2003	By:	/s/ V. Viswanath

(Signature)*
V. Viswanath
Company Secretary

*Print the name and title of the signing officer under his signature.